Consent of KPMG LLP

The Board of Directors
Union Acceptance Corporation:

We consent to incorporation by reference in the Registration Statement on Form S-8 filed on November 16, 1999, of Union Acceptance Corporation of our report dated August 27, 1998 relating to the consolidated balance sheet of Union Acceptance Corporation and Subsidiaries as of June 30, 1998, and the related consolidated statements of earnings (loss), shareholders' equity and cash flows for each of the years in the two-year period ended June 30, 1998, which report appears in the June 30, 1999 Annual Report on Form 10-K of Union Acceptance Corporation.



/s/ KPMG LLP

KPMG LLP
Indianapolis, Indiana
November 16, 1999